Mail Stop 4561

December 28, 2005

Hongkeung Lam, CFO
9f, Fang Yuan Mansion, No. 56
Zhongguancun S. Rd. Yi, Haidian District
Beijing F4 100044
Haidian District, Beijing, China

> **Re:** **Forlink Software Corp, Inc.**
> **Form 10-KSB For the Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 10-QSB for the Quarter Ended March 31, 2005**
> **Filed May 16, 2005**
> **Form 10-QSB for the Quarter Ended June 30, 2005**
> **Filed August 15, 2005**
> **Form 10-QSB for the Quarter Ended September 30, 2005**
> **Filed November 14, 2005**
> **File No: 0-18731**

Dear Mr. Lam:

We have reviewed your response letter dated October 27, 2005 as well as the above referenced filings and have the following additional comments. As we indicated in our initial letter, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Financial Statements

Note 2 Summary of Important Accounting Issues

Revenue Recognition

1. We note your response to previous comment No. 8. You indicate that, for custom software with integration that is not considered to be off-the-shelf software, you follow contract accounting. Currently your revenue recognition policy does not address your use of contract accounting. Tell us how you have considered disclosing your accounting policies for these types of arrangements. See SAB Topic 13:B, Question 1.

2. Explain to us in further detail the significant terms of the tax rebate program offered by PRC and your accounting. Your response to previous comment No. 7 indicates that revenue is net of amounts payable to the Chinese authorities and appears to include the benefit of the rebate of the VAT on the sale of software products. Tell us the gross amounts (payables and receivables) which are reflected within the revenue line item. Tell us what authoritative literature under U.S. GAAP you are following. Further, tell us who is responsible for billing, collecting and submitting the tax to the proper authorities for amounts attributable to both VAT related receivables and payables.

Note 9 Goodwill

3. We note your response to previous comment No. 12. You accounted for the transaction between Slait and Forlink as a reverse acquisition with Slait deemed as being the accounting acquirer. The plan of reorganization between the parties was entered into on January 11, 2001 but the closing date of the transaction was August 27, 1001. Please explain to us why you determined the acquisition date of Slait to be January 11, 2001 and not August 27, 2001? Address why the per share price of the company's common stock on January 11, 2001 ($.34 per share) was used to determine the purchase price acquisition allocation as of August 27, 2001. Further, tell us how you considered EITF 99-12 in accounting for the transaction.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Sherri Bowen at (202) 551-3681 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3489 with any other questions as I supervised the review of your filing.

Sincerely,

Brad Skinner
Accounting Branch Chief